

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 28, 2011

Via E-mail
Ira H. Raphaelson, Esq.
Scientific Games Corporation
750 Lexington Avenue, 25th Floor
New York, NY 10022

> **Re:** **Scientific Games Corporation**
> **Registration Statement on Form S-4**
> **Filed March 3, 2011**
> **File No. 333-172600**

Dear Mr. Raphaelson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Incorporation of Certain Documents by Reference, page ii

1. We note that you have incorporated by reference your Form 10-K for the fiscal year ended December 31, 2010. The Form 10-K incorporates by reference its Part III information from your definitive proxy statement, which is not yet filed. In order to have a complete Section 10(a) prospectus, you must either file the definitive proxy statement or include the Part III information in an amended Form 10-K before the Form S-4 can be declared effective. Refer to Question 123.01 of our Securities Act Forms Compliance and Disclosure Interpretations.

2. Please revise your registration statement to expressly incorporate by reference your current report on Form 8-K filed on March 14, 2011. Refer to Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations relating to incorporation by reference of filings made after the date of the initial filing of the registration statement and prior to effectiveness.

Undertakings, page II-12

3.   Please provide the undertakings set forth in Item 512(a)(5) and (a)(6) of Regulation S-K, as applicable.

Signatures, page II-18

4.   The Form S-4 must be signed by each registrant's principal executive officer, principal financial officer and its controller or principal accounting officer. Refer to Instruction 1 to Signatures in the Form S-4. Please provide all of the required signatures for MDI Entertainment, LLC or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, please contact me at (202) 551-3456. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: <u>Via E-mail</u>
   Senet S. Bischoff, Esq.
   Latham & Watkins